SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA grows 19% to R$729 million in 1Q10

EBITDA LTM reached R$ 2.7 billion

São Paulo, May 14, 2010 - BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas announces today its results for the first quarter of 2010 (1Q10).

In accordance with CVM Instruction 247, these figures consider the proportional consolidation of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. The quarterly information was reviewed by independent external auditors.

On March 31, 2010, the Brazilian real/U.S. dollar exchange rate was R$1.7810/US$1.00.

According to Braskem CEO Bernardo Gradin:

“Braskem's team has began this year by implementing strategic and structural initiatives to achieve its objective of becoming one of the five largest petrochemical companies in the world in terms of enterprise value. The partnership with Petrobras to develop the Brazilian petrochemical industry, which included the acquisition of Quattor, the signing of the agreement with Pemex for the Ethylene XXI Project, and the acquisition of the first asset in the United States have accelerated the achievement of our objective to become the leading thermoplastic resin producer in the Americas. At the end of the first quarter, Braskem presents the solidity of a healthy and liquid capital structure and strong operational and economic performance, reporting EBITDA1 of R$729 million, up 59% from 1Q09 and 19% from the previous quarter. These results are the product of our continuous efforts to pursue opportunities to create value for shareholders and boost productivity, with the core objective of serving our clients and strengthening our value chain. The current scenario in the global industry suggests caution as of the second half of the year, but the Brazilian economy, which is experiencing strong growth, should partially mitigate any reductions in international margins with higher volumes to the domestic market.”

1. MAIN HIGHLIGHTS:

1.1 EBITDA of R$729 million in 1Q10, with EBITDA margin of 16.3%:

Braskem registered EBITDA of R$729 million in 1Q10, with EBITDA margin of 16.3%, up 1.9 p.p. from 4Q09. The strong domestic demand, good price opportunities in some export markets, which followed the recovery in international prices, led to EBITDA growth of 19% from the prior quarter.

1.2 Ethylene XXI Project advances with the hiring of a financial advisor for the project finance:

On April, giving continuity to the Ethylene XXI Project, which provides for the installation of a cracker with ethylene production capacity of 1,000 kt/year integrated with the production of 1,000 kt/year of PE through a joint venture in which Braskem holds a controlling interest and with a take-or-pay raw material contract signed with Pemex, a financial advisor was hired to support the structuring of the project finance for the joint venture, which should be based on 30% capital from the partners and 70% debt.

____________________
1 EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporation Law or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies

For further information, visit our IR website at www.braskem.com.br/ri or contact our IR Team:

Luciana Ferreira	Roberta Varella	Marina Dalben
IRO	IR Manager	IR Analyst
Phone: (55 11) 3576 9178	Phone: (55 11) 3576 9266	Phone: (55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	marina.dalben@braskem.com.br

1.3 Braskem’s Capital Increase, a condition precedent for the Acquisition of Quattor Participações S.A. (“Quattor”), reaches 83% of the announced amount:

On April 14, Braskem announced the partial ratification of 83% of the capital increase within the authorized limit approved by the Board of Directors in early March, which reached R$3.74 billion, with the issue of 243,206,530 new common shares and 16,697,781 new class "A" preferred shares. As a result, Braskem’s capital stock increased to approximately R$7.9 billion, represented by 780,832,465 shares. The purpose of the capital increase is to maintain Braskem’s financial health after the consolidation of the acquired companies and to strengthen its capital structure, thereby assuring its continued financial flexibility. The resources will be used to pay the assets acquired from Unipar, as announced in the Material Fact dated January 22, 2010, and to reduce Quattor’s gross debt by eliminating short-term debt with financial costs and other conditions that are not aligned with Braskem’s Financial Management Policy.

1.4 Acquisition of Quattor within the established timetable:

As announced on January 22, 2010, Braskem concluded on April 27, 2010, the acquisition of the common shares issued by Quattor held by União de Indústrias Petroquímicas S.A. (“Unipar”) representing 60% of Quattor's total and voting capital. In the second week of May, the Company also acquired the common shares held by Unipar representing 100% of the total and voting capital of Unipar Comercial and 33.3% of the total and voting capital of Polibutenos. As mentioned previously, the acquisition led Braskem to become the leader in the Americas and the eighth-largest company worldwide in terms of thermoplastic resins production capacity. Braskem will focus on concluding all phases involved in the acquisition and capturing synergies in the consolidation process, always seeking to maximize value creation for shareholders.

1.5 Acquisition of Sunoco Chemicals approved by U.S. anti-trust agencies and concluded on schedule:

Giving continuity to the announcement of the acquisition of the polypropylene (PP) business of Sunoco Chemicals on February 1, 2010, in early April Braskem announced the payment and conclusion of the acquisition of these assets for US$350 million, following approval by the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. Braskem now has production capacity of 950 kton in North America, which combined with its Brazilian assets brings the total to 2,900 kton, making Braskem the third-largest PP producer worldwide. The acquisition of these assets provides access to a major consumer market and reinforces the international expansion strategy, which focus on investments in new capacity based on access to competitive feedstock in Latin America.

1.6 Braskem finances almost US$1 billion in long term debt:

Braskem financed in March and April US$530 million in 5-year export pre-payment with a 3 year grace period and with a cost around libor + 2.5%, aiming at extending the profile of its indebtedness. The Company also announced the issue of approximately US$ 400 million in bonds maturing in May 2020. The bonds were issued by Braskem Finance and are secured by Braskem and were evaluated in the same preference class as the company's unsecured and unsubordinated debt. The bonds were assigned ratings of Ba1 from Moody's, BB+ from S&P and BB+ from Fitch. With a coupon of 7% p.a., the issue reached a cost 0.375% p.a. lower than the previous issue, despite the volatile environment during the pricing week due to the crisis sparked by the financial situation in Greece. The operation was mainly distributed to investors in the United States and Europe.

1.7 Board of Directors approves investment to expand PVC capacity:

On May 6, Braskem's Board of Directors approved the investment of US$470 million to expand PVC capacity by 200 kt/year. The project takes advantage of the surplus capacity of EDC (ethylene dichloride) that is currently exported, and adds an MVC and a PVC plant. As a result, Braskem will discontinue its EDC exports in order to sell PVC in the domestic market. Adopting last-generation technology that will provide productivity gains and significantly lower operating and maintenance costs, the plants are slated to start operations in the first half of 2012 and should add net present value to the Company of over US$400 million and help boost infrastructure investments in Brazil, which currently depend on PVC imports.

1.8 Braskem’s consolidated pro forma EBITDA, including Quattor and Braskem America (former Sunoco Chemicals), of the last twelve months reaches R$3.5 billion:

Braskem’s EBITDA LTM pro forma consolidated presented a growth of 11% from the previous period and reached R$3.5 billion, with margin of 15.0%. The increase reflects the good performance of the domestic market associated with a recovery in the world economy and the improvement in North American economic activity.

1.9 Braskem includes an additional R$368 million in the Tax Debit Renegotiation Program (Refis):

Continuing the work or reviewing the lawsuits and administrative procedures in which it is involved and taking into consideration the benefits of 25% discount on interest and fines and 180 month installments offered by Federal Law 11.941/09, Braskem determined additional amounts of taxes included in the program. The work of reviewing these other lawsuits and administrative claims in the program resulted in an impact of R$109 million on results in the period, excluding the effects of income and social contribution taxes. Note 17 to the quarterly financial statements provides details on the taxes and respective amounts included in the renegotiation plan.

Key Indicators	Unit	1Q10 (A)	4Q09 (B)	1Q09 (C)	Change %	Change %
					(A/B)	(A/C)
Net Revenue	R$ million	4,466	4,253	3,260	5	37
EBITDA	R$ million	729	614	457	19	59
EBITDA Margin	%	16.3%	14.4%	14.0%	1.9 p.p.	2.3 p.p.
Net Profit / Loss	R$ million	(123)	(893)	10	(86)	-

2. OPERATING PERFORMANCE:

2.1 Quarterly Performance of the Polymers Unit

International resin prices increased during the first quarter of the year, basically reflecting (i) the strong Chinese demand through February and (ii) the high feedstock prices resulting from the high volatility in oil prices and limited supply. Despite the slight drop in Asian prices in March, due Chinese demand failure to pick up after the lull during the Lunar New Year holiday as expected, prices in the quarter increased by over 10% from 4Q09.

The Brazilian market remained strong in 1Q10 and the seasonal deceleration in January and during the Carnival holiday did not occur this year, which led demand2 for thermoplastic resins (PE, PP and PVC) to reach approximately 1,165,000 tons, virtually in line with the previous quarter. In relation to 1Q09, demand grew by 28%, reflecting the growth in the local economy, the continued demand from the sectors related to plastics consumption and the low inventory levels throughout the chain. Prices in Brazilian real followed the upward trend in international prices.

Virtually all PE segments registered strong performances, notably injection, extrusion and films. In the PP segment, demand was driven by the caps, niches, disposable goods and home appliance sectors, with the latter benefitting from higher purchasing power and government tax incentives. In relation to 1Q09, PE and PP sales increased by 20% and 35%, respectively, since Brazilian demand began to recover in March 2009.

In the PVC segment, domestic sales increased by 2% from 4Q09, reflecting the lower volume of imports. In terms of specific industries, demand was led by the construction, infrastructure and consumer goods sectors.

____________________
2 Demand was measured based on the company’s internal estimates, since Abiquim did not publish 1Q10 data for apparent consumption in Brazil’s thermoplastic resin market. The 4Q09 figures were revised to 1,163 kton based on the 2009 data published by Abiquim.

In relation to 1Q09, sales increased by 60%, confirming the destocking trend in that period, as mentioned earlier.

Performance (tons) Thermoplastic Resins	1Q10 (A)	4Q09 (B)	1Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)
Sales - Domestic Market
PE´s	278,000	282,492	231,520	(2)	20
PP	182,454	187,267	135,002	(3)	35
PVC	123,158	121,092	76,997	2	60
Total Resins	583,612	590,851	443,520	(1)	32
Sales - Export Market
PE´s	166,152	175,022	167,666	(5)	(1)
PP	42,429	54,018	67,924	(21)	(38)
PVC	-	149	25,813	(100)	(100)
Total Resins	208,581	229,189	261,403	(9)	(20)
Total Sales
PE´s	444,152	457,514	399,187	(3)	11
PP	224,883	241,284	202,926	(7)	11
PVC	123,158	121,241	102,810	2	20
Total Resins	792,192	820,040	704,922	(3)	12

Braskem’s resin exports in the quarter totaled 209 kton, down 9% from the previous quarter. The lower availability of the products, as a result of the unscheduled shutdowns, limited exports.

Total resin sales volumes were 792 kton, down 3% from 4Q09 and up 12% in relation to 1Q09. Production volume was 764 kton, down 7% from the previous quarter, due to some unscheduled shutdowns in 1st and 2nd generation operations due to power outages and a more diversified production mix. Despite this lower production volume, the plants continued to operate at high utilization rates. In relation to the same period last year, production volume grew by 20%, since utilization rates in 1Q09 suffered impacts from the global economic crisis.

Performance (tons) Thermoplastic Resins	1Q10 (A)	4Q09 (B)	1Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)
Production
PE´s	417,100	451,843	357,694	(8)	17
PP	224,544	235,455	178,877	(5)	26
PVC	122,614	131,751	99,103	(7)	24
Total Resins	764,259	819,049	635,673	(7)	20

The trajectories of the capacity utilization rates for the main products of Braskem consolidated are shown below:

2.2 - Basic Petrochemicals Quarterly Performance

The scenario in the first quarter was also marked by the recovery in basic petrochemicals prices in the international market, reflecting (i) scheduled and unscheduled maintenance shutdowns that limited the supply of cracker products; (ii) continued operational problems in the Middle East, involving lack of qualified labor to operate the plants and the learning curve involved in operating these new plants, as well as the OPEC quotas on oil production, which limited supply of the associated gas; (iii) higher-than-expected demand from Asia; and (iv) high naphtha prices, which followed the hike in oil prices.

The lower demand for gasoline also affected utilization rates at U.S. refineries and consequently led to the lower availability of propylene and higher prices in the region. In addition, the higher competitiveness of gas in relation to naphtha continued to favor the use of lighter products (e.g. ethane) limiting the supply of cracker co-products, such as propylene, butadiene and BTX, consequently sustaining the higher prices in the international market.

Unscheduled shutdowns in 1st and 2nd generation operations impacted production in 1Q10, but did not prevent Braskem’s crackers from operating at high utilization rates, which averaged 91% in the period. The volume of ethylene production in the quarter was 567 kton, 4% lower than in 4Q09 and 25% higher than in 1Q09 (note that utilization rates reached 55% in January 2009 due to the global economic crisis).

Performance (tons) Basic Petrochemicals	1Q10 (A)	4Q09 (B)	1Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)
Production
Ethylene	566,800	592,402	454,369	(4)	25
Propylene	293,062	303,611	216,137	(3)	36
BTX*	263,712	251,009	203,773	5	29
*BTX - Benzene, Toluene, Orthoxylene and Paraxylene

The general scheduled shutdown announced for June at one of the lines of the Camaçari Complex was postponed to November 2010. The cracker will not stop operating completely, with its utilization rate declining to the range of 75-85%.

Performance (tons) Basic Petrochemicals	1Q10 (A)	4Q09 (B)	1Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)
Sales - Domestic Market
Ethylene	77,862	79,774	56,081	(2)	39
Propylene	94,066	93,404	78,650	1	20
BTX*	142,215	137,447	104,786	3	36
Sales - Export Market
Ethylene	-	-	-	-	-
Propylene	37,257	53,118	16,895	(30)	-
BTX*	126,878	101,756	107,050	25	19
Total Sales
Ethylene	77,862	79,774	56,081	(2)	39
Propylene	131,322	146,522	95,546	(10)	37
BTX*	269,092	239,203	211,836	12	27
*BTX - Benzene, Toluene, Orthoxylene and Paraxylene

Total ethylene and propylene sales in the quarter fell by 8% from 4Q09 to 209 kton, mainly due to lower availability of propylene. On the other hand, propylene sales volume was increased to the domestic market and decreased to the export market. In relation to the same period last year, sales increased by 38%, reflecting the recovery in capacity utilization rates.

In the case of aromatics, domestic and total BTX sales grew 3% and 12%, respectively, over 4Q09, driven by the recovery in utilization rates in the aromatics plants at the Camaçari Complex, where a scheduled maintenance shutdown was carried out in the last quarter of the year. In relation to 1Q09, total BTX sales grew by 27%.

The recovery in butadiene sales after the scheduled shutdown in 4Q09 fueled domestic sales by 44% to 54 kton. This higher consumption also reflects the scheduled shutdown at clients scheduled for April.

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem posted net revenue in the quarter of US$2.5 billion, in line with the previous quarter. In Brazilian real, revenue was R$4.5 billion, 5% higher than in the previous quarter, due to the average appreciation in the U.S. dollar of 3.7% in the period. Excluding in both periods the effects from naphtha/condensate/oil resales for processing at Refap and Refinaria Riograndense, net revenue increased by 5% in US dollar terms and by 9% in Reais.

The main drivers were: (i) higher resin prices in both the domestic and export markets, which followed the upward trend in international prices; and (ii) higher prices of basic petrochemicals, especially for exports of propylene and BTX, which grew over 20%.

Revenue from the resale of naphtha/condensate/oil in 1Q10 was R$259 million, down 32% from the prior quarter, due to the lower volume traded in the period.

Export revenue in the quarter was US$797 million (32% of net revenue), up 25% from US$638 million in 4Q09 (26% of net revenue). This performance was driven by the higher export prices of resins and basic petrochemicals, as explained earlier.

In relation to 1Q09, net revenue in U.S. dollar rose by 76%, or US$1.1 billion, due to (i) the 32% growth in domestic sales of resins and basic petrochemicals, led by BTX and propylene sales, which increased 36% and 20%, respectively; (ii) the higher resin and basic petrochemical prices, which accompanied the recovery in international prices. In Reais, net revenue grew 37%, despite the negative impact from the average local currency appreciation of 22% in the period. On the same comparison basis, net revenue from exports in the quarter was 130% higher than the US$346 million (25% of net revenue) in 1Q09.

The variations in total net revenue between the two periods are shown below:

Sales to South America, North America and Europe accounted for 83% of exports in 1Q10, supported by Braskem's intensified efforts at its commercial offices in these regions. In South America, where the Company is able to have better profitability, sales grew by 11 p.p., driven by the stronger regional demand. Another highlight was sales in North America, which increased by 4 p.p. from the prior quarter.

3.2 Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) in 1Q10 was R$3.7 billion, in line with the previous quarter. The lower naphtha/condensate/oil resale, lower sales volume and normalization of depreciation and amortization levels, which had been impacted by optimization of the criteria used to establish the useful life of industrial plants in 4Q09, offset the increase in feedstock prices in 1Q10.

In relation to 1Q09, COGS rose by 28%. The higher feedstock prices in the quarter were partially offset by greater operational efficiency, since the average ARA naphtha price increased 85% between the periods.

The average price of ARA naphtha in the quarter was US$709/ton, up 7% from 4Q09. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported from suppliers in Argentina, Venezuela and from countries in the North of Africa.

3.3 Selling, General and Administrative Expenses

In 1Q10, selling, general and administrative (SG&A) expenses were R$274 million, down R$79 million from 4Q09. In relation to 1Q09, these expenses were R$33 million higher.

Selling expenses in 1Q10 were R$116 million, down 18% from the previous quarter, mainly due to the lower expenses with logistics, since the renegotiations conducted in 2009 were fully booked in 4Q09, and the lower provision for doubtful accounts in the period, which confirms the quality of the credit extended and lower delinquency levels. In comparison with 1Q09, selling expenses decreased by 8%, or R$10 million, once again explained by the lower expenses with logistics, in line with the Company's efforts to reduce costs and boost competitiveness.

General and administrative expenses were R$159 million in the quarter, R$53 million lower than in 4Q09, chiefly due to (i) the normalization of salaries and social charges, given the recognition in December of the increases under the collective bargaining agreement retroactive to September for the states of Bahia and Alagoas; and (ii) the inexistence of any significant nonrecurring expenses as it happened during 4Q09. In relation to 1Q09, general and administrative expenses increased by R$44 million, basically owing to the lower provisions for profit sharing in that period.

3.4 EBITDA

Braskem’s consolidated EBITDA in 1Q10 was R$729 million, up 19% from the previous quarter. In dollar terms, EBITDA in the period was US$ 404 million, up 15% from 4Q09.

In relation to 1Q09, EBITDA increased 59%, reflecting the recovery in the market since March 2009, which translated into higher sales volume of resins and basic petrochemicals, better sales mix, with more sales to the domestic market, and the high level of prices. In U.S. dollar, EBITDA grew by 104%.

3.5 Net Financial Result

In 1Q10, the net financial result was an expense of R$645 million, in line with the net financial expense of R$655 million in 4Q09. In relation to 1Q09, the net financial result decreased by R$437 million, chiefly reflecting (i) the depreciation in the Brazilian real of 2%3 in 1Q10, which had a negative impact of R$175 million on the results compared to R$49 million in 1Q09 and (ii) the additional amount in the Refis program, with a negative impact of R$206 million, partially offset by (iii) the reduction in the average cost of debt in Reais from 104% of CDI (Brazilian base interest) to 89% and the maintenance in the cost of debt in US dollar at US$ + 6.87%.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an impact on the accounting financial result. On March 31, 2010, this net exposure was composed of: 65% of debt and approximately 74% of suppliers, which is partially offset by 32% of accounts receivable and 48% of cash. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the company’s revenue is directly or indirectly pegged to the variation in the US dollar exchange rate, and most of its costs are also pegged to this currency.

____________________
3 Exchange rate at end of period

It is important to note that foreign exchange variation has no direct effects on the Company's cash position in the short term. This amount represents foreign exchange accounting impacts, especially those on the Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 9.7 years.

Excluding the effects from foreign exchange variation and monetary restatement on its balance-sheet accounts exposed to foreign currencies, the net financial result in 1Q10 was a net financial expense of R$440 million, down R$318 million from 4Q09, primarily due to the R$341 million reduction in the recognition of tax charges related to participation in the Refis program.

The table below shows the composition of the net financial result of Braskem consolidated on a quarterly basis.

Million of R$	1Q10	4Q09	1Q09
Financial Expenses	(763)	(684)	(237)
Interest Expenses	(144)	(153)	(186)
Monetary Variation (MV)	(51)	(49)	(43)
Foreign Exchange Variation (FX)	(228)	177	112
IOF/Income Tax/Banking Expenses	(4)	(6)	(12)
Net Interest on Fiscal Provisions	(263)	(579)	(19)
Others	(74)	(74)	(90)
Financial Revenue	117	28	29
Interest	39	35	62
Monetary Variation (MV)	20	13	28
Foreign Exchange Variation (FX)	53	(38)	(63)
Net Interest on Fiscal Credits	1	2	0
Others	5	16	2
Net Financial Result	(645)	(655)	(208)

Million of R$	1Q10	4Q09	1Q09
Net Financial Result	(645)	(655)	(208)
Foreign Exchange Variation (FX)	(175)	139	49
Monetary Variation (MV)	(30)	(36)	(15)
Financial Result excluding F/X and MV	(440)	(758)	(242)

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem seeks to match the maturity dates of its debt denominated in U.S. dollar with the receivables also denominated in U.S. dollar added to its investments in this currency, maintaining its short-term cash flow protected from variations in the dollar between 12 and 24 months. Braskem also adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. In March 2010, the Company held three derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. In any given scenario, gains or losses in derivative positions will be offset by gains or losses in the protected assets and liabilities. These operations are detailed in Note 22 to the quarterly financial statements.

3.6 Net Income

In 1Q10, Braskem recorded a net loss of R$123 million, an increase of R$770 million from the net loss of R$893 million recorded in 4Q09. The strong operational performance, with EBITDA growth of 19%, was impacted by the foreign exchange losses of R$175 million in the period and the additional recognition of R$206 million in the net financial result from the inclusion of debits in the Refis program in February this year.

In relation to 1Q09, net income was R$133 million lower, due to the USD depreciation against the BRL and the inclusion of debits in the Refis program.

3.7 Free Cash Flow

Braskem’s operating cash flow in 1Q10 was R$951 million, compared with operating cash generation of R$484 million in the previous quarter, representing growth of R$467 million. In 1Q10, working capital contributed R$348 million to cash generation and was chiefly composed of (i) an increase in the Suppliers line of R$754 million, reflecting the higher average naphtha price in the period and the depreciation in the Brazilian real; which was partially offset by the negative variations of (ii) R$125 million in Securities due to adjustment to the new accounting practices and (ii) R$102 million in Other Accounts Receivable related to the payment in installments of the Quattor shares held by Unipar.

Million of R$	1Q10	4Q09	1Q09
Operating Cash Flow	951	484	164
Interest Paid	(148)	(124)	(188)
Income Tax and Social Contribution	(5)	(8)	(3)
Investment Activities	(259)	(388)	(124)
Free Cash Flow	538	(36)	(151)

In 1Q10, free cash flow was positive R$538 million, compared with negative R$36 million in the prior quarter, mainly due to the higher operational cash flow in the period, as explained previously.

3.8 - Capital Structure and Liquidity

On March 31, 2010, Braskem's gross debt was US$5,508 million, down 2% from the balance on December 31, 2009. Meanwhile, the balance of dollar-denominated cash and financial investments increased by 3% to US$1,859 million.

As a result, on March 31, 2010, Braskem’s consolidated net debt stood at US$3,650 million, down 4% from the level registered on December 31, 2009.

Net debt in Brazilian real stood at R$6,500 million at the close of March 2010, down 2% from the figure recorded on December 31, 2009, reflecting the depreciation against the US dollar of 2% in the period.

The reduction in net debt in Reais and the EBITDA growth of 11% in the last 12 months (R$2.7 billion), led to a decrease in financial leverage as measured by the net debt/EBITDA ratio, from 2.67x in 4Q09 to 2.37x in 1Q10. The net debt/EBITDA ratio expressed in USD also declined, from 2.98x in 4Q09 to 2.47x at the close of March. This indicator benefitted by the growth of 16% in EBITDA in USD in the last 12 months, while net debt decreased by 4%.

On March 31, 2010, the average debt term was 9.7 years, slightly longer than the 9.5 years at the close of 2009. The percentage of debt pegged to the U.S. dollar increased slightly in relation to 4Q09 to 65%.

The following charts show Braskem’s gross debt by category and indexer.

The chart below shows the company’s consolidated amortization schedule as of March 31, 2010.

In 1Q10, Braskem once again held a high level of liquidity, maintaining its balance of cash and cash equivalents at R$3.3 billion, effectively guaranteeing performance of all obligations maturing within the next 24 months.

4. CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem made operational investments of R$232 million (excluding capitalized interest) in 1Q10, significantly higher than the R$123 million invested in 1Q09. This increase is due to investments of R$165 million for the acquisition of equipment for the Green Ethylene plant. With its investment within the budget, the project is in its final phase of construction, with operations estimated to begin in the third quarter of this year.

The remaining capital expenditure was invested in the operational, technology, health, safety and environmental areas and in information technology systems, and benefited all of the company's business units.

The Company spent R$28 million on scheduled maintenance shutdowns, in keeping with its objective of maintaining its plants operating at high levels of reliability. A maintenance shutdown at the ethylene cracker in Camaçari, Bahia state is also scheduled for this year. The shutdown is scheduled for November and should last 40 days.

5. CONSOLIDATION OF QUATTOR AND BRASKEM AMERICA

5.1 Key Financial Indicator 1Q10

As of the second quarter of 2010 (2Q10), Braskem will present its results consolidated with those of Quattor and Braskem America, formerly Sunoco Chemicals. To maintain comparability between periods, we will present results on a pro-forma basis, as if these acquisitions had occurred on January 1, 2009. However, with the objective of keeping the market informed, the results of these companies in 1Q10 are presented below.

Braskem America (R$)
Key Indicators	Unit	1Q10 (A)	4Q09 (B)	1Q09 (C)	Change %	Change %
					(A/B)	(A/C)
Net Revenue	R$ million	547	464	351	18	56
EBITDA	R$ million	65	21	51	213	28
EBITDA Margin	%	11.9%	4.5%	14.5%	7.4 p.p.	-2.6 p.p.
Net Profit / Loss	R$ million	38	3	18	994	106

The recovery in PP spreads over propylene and the stronger U.S. economy supported improvement in operational performance in 1Q10. EBITDA was R$65 million in the quarter, with a margin of 11.9%. Excluding the non-recurring positive adjustment in the inventory booking criteria of R$18 million, EBITDA in the period was R$47 million, with margin of 8%.

Quattor (R$)
Key Indicators	Unit	1Q10 (A)	4Q09 (B)	1Q09 (C)	Change %	Change %
					(A/B)	(A/C)
Net Revenue	R$ million	1,233	1,242	981	(1)	26
EBITDA	R$ million	109	116	37	(6)	198
EBITDA Margin	%	8.8%	9.3%	3.7%	-0.5 p.p.	5.1 p.p.
Net Profit / Loss	R$ million	(767)	(369)	(118)	108	550

Quattor’s EBITDA in 1Q10 remained virtually in line with the last quarter of the year, impacted primarily by problems with raw material supplies, which led the 1st and 2nd generation segments to operate at lower utilization rates of 82% and 74%, respectively.

In the coming quarters, Quattor shall present results that reflect (i) higher reliability of plants, with normalization of raw material supplies, (ii) improvement in operating efficiency (better production mix and better operational practices), (iii) the good performance of the domestic market and especially (iv) the startup and reliability of investments in Mauá cracker (São Paulo state) and the new polyethylene plant.

5.2 Braskem’s leverage after acquisitions

Another key point of this operation is the financial health and flexibility of Braskem as a consolidated entity. Considering the cash and debt effects from the recent acquisitions of Quattor and Sunoco Chemicals on the base date of March 31, 2010. Braskem’s pro-forma consolidated gross debt would be R$17.2 billion, with cash and cash equivalents of R$6.3 billion, which translates into net debt of R$10.9 billion. Over the coming months, the financial department will work to lower gross debt and pre-pay the debts least adequate for Braskem’s current debt profile. The goal is to maintain a minimum cash level of R$ 3 billion with the remaining to be used to reduce gross debt.

In terms of financial leverage, given the significant improvement in EBITDA LTM 1Q10, the net debt/EBITDA proforma ratio, which stood at 3.5x when the acquisitions were announced, declined to 3.1x.

6. OUTLOOK:

6.1 Scenario in the World and in Brazil

The global economy has registered improvement in indicators accompanied by signs of recovery, but the sustainability of this expansion still depends on government stimulus. China, for example, posted strong annualized GDP growth of 11.7% in 1Q10, with GDP returning to pre-crisis levels, reflecting a continuation of the economic stimulus measures, especially through monetary policy and a higher supply of credit.

Consumers, especially in developed countries, are still cautious regarding the sustainability of the recovery, due to (i) lower income levels, (ii) scarce credit and (iii) a labor market still in recovery.

Therefore, uncertainty concerning the sustainability of a positive scenario for the world economy has caused volatility in capital markets, which oscillates between moments of risk appetite and risk aversion, impacting the prices of commodities such as oil. The variation in oil prices is an exogenous factor to the balance of supply and demand, but also impacts the price of petrochemical naphtha and in turn the international prices for resins and basic petrochemical prices.

The current outlook for the petrochemical industry in the first half of 2010 is for international resin prices to remain in line with the first quarter of this year, which was marked by limited product supplies and price increases compared to the last quarter of 2009. The basic drivers of this scenario were (i) unscheduled and scheduled maintenance shutdowns in Asia and Europe; (ii) low capacity utilization rates in the Middle East, with a higher learning curve for the new plant startups and operational problems; and (iii) demand growth. For basic petrochemicals, prices are expected to maintain an upward trend, due to (i) seasonally higher demand from the gasoline market; and (ii) continued benefits from the use of light feedstocks for cracker swing units, as well as the factors mentioned earlier.

The outlook for the medium term is less favorable, as the industry expects the new capacity coming online in the Middle East and Asia to pressure profitability in the world petrochemical industry as of the second half of this year, since the additional capacity announced exceeds the expected growth in demand. However, various factors could minimize the impact from these new players and maintain industry profitability at levels above current expectations, such as: (i) continued operational problems in Iran, where crackers have operated at rates of around 50% since their start-up (2005); (ii) project and commissioning delays at these new capacities; (iii) the lack of qualified labor; (iv) problems with the supply of natural gas feedstock, such as in Qatar; and (v) stronger growth in world demand.

In Brazil, the seasonal low period did not materialize this year and demand for thermoplastic resins has remained strong since the third quarter of 2009, which suggests that the solid performance of the plastics industry is sustainable. There are no signs of restocking in the chain and demand is expected to remain high in 2Q10 and 3Q10, driven by the good performance of sectors related to construction and consumer goods. However, the expected hike in the basic interest rate (Selic) could slow growth in demand for plastic products from sectors related to durable consumer goods.

6.2 Strategic Investments

Braskem maintains its commitment to preserve the quality of its business through its operational efficiency and profitability; through its permanent focus on long-term relationships and partnerships with clients, seeking to maximize competitiveness in the national petrochemical chain without disregarding its financial health.

In line with its growth plan to become one of the five largest petrochemical companies in the world in terms of enterprise value, which includes diversifying its energy matrix and strengthening its presence in the region, in 2010 Braskem will focus on integrating the two assets acquired at the start of the year and on capturing the associated synergies, especially in the Brazilian operations.

Braskem is concentrating its resources on priority projects that feature high returns, and self financing, while maintaining its financial solidity and capital discipline during this period marked by expectations of the onset of another low cycle in the global petrochemical industry. The disbursements for operational investments scheduled for 2010 should reach R$1.6 billion, considering Quattor and Braskem America, which includes maintenance capex, capacity expansions, contributions to JVs and scheduled shutdowns. Braskem also remains committed to reducing costs and fixed expenses in order to boost competitiveness and maximize synergies from the new assets.

In May, Braskem Board of Directors approved the investment of US$470 million to expand PVC production capacity by 200 kton/year. The project is scheduled to become operational in 1H2012 and this year we should begin investing and ordering new equipment.

In the area of renewable feedstock, 2010 will mark the operational startup of the Green Ethylene plant and it should add net present value to the Company of around US$180 million. This is a strategic project to create value by producing polymers made from sugarcane ethanol, and represents an important development for the sustainability of the petrochemical industry. In addition Braskem signed contract partnership with technology companies aiming at developing other sustainable products, such as the green PP.

The expansion projects designed by Braskem to increase competitiveness by gaining access to more attractive feedstock prices include several integrated projects in Mexico, Venezuela and Peru, in partnership with local companies in each region and based on a project finance model.

In February 2010, Braskem (65%) and IDESA (35%) signed with PEMEX-Gás an ethane supply agreement with volume of 66,000 barrels/day for 20 years. Ethane will be used as feedstock for an integrated cracker in Coatzacoalcos in the Mexican state of Veracruz, with production capacity of 1,000 kton/year of ethylene and three polyethylene plants producing approximately 1,000 kton/year of HDPE, LLDPE and LDPE. The investment is estimated at some US$2.5 billion, adopting a project finance model, with conclusion of construction and operational startup of the unit expected in January 2015. Since Mexico is a net importer and depends on foreign polyethylene suppliers, this project is extremely attractive and of major importance to the development of the local petrochemical industry.

In May 2008, Braskem, Petrobras and Petróleos del Perú – PetroPerú S.A. signed an agreement to assess the technical and economic feasibility of installing an integrated project for the production of 600 kt to 1,000 kt of polyethylene, using the natural gas available in Peru as feedstock. Braskem concluded the initial phase of the project’s technical and economic feasibility study in 2009, and renewed the agreement with Petrobras and PetroPerú.

Through these projects, Braskem will further strengthen its presence in Latin America, serving a large and underserved market in Mexico and gaining a presence in the largest integrated complex on the Pacific coast with the project in Peru, factors that are fully aligned with its strategy of international expansion and growth and consolidation in the region.

Braskem and Pequiven decided to evaluate a new model for the petrochemical projects that are the objects of the joint ventures Propilsur and Polimerica, given the new reality in the international credit market and the better alternatives for the supply of feedstocks.

For the polypropylene project of the privately held and state-owned company Propilsur, Venezuela's state oil company PDVSA presented an alternative feedstock supply source from the Paraguaná Refinery Complex in the state of Falcón. In view of this proposal, Pequiven and Braskem are analyzing the feasibility of changing the configuration, location and size of the project. The feedstock supply should be enough to build a polypropylene plant with capacity of 300 kton/year, eliminating the need for investment in an intermediate propane dehydrogenation unit, as envisaged in the previous project. Accordingly, the total investment is expected to decrease to approximately US$500 million, facilitating the contracting of finance. Studies of the new configuration for the Propilsur project have already begun, with the plant still expected to start up operations in 2013, provided the conditions proposed by Pequiven, PDVSA and the Venezuelan government are ultimately confirmed.

With the new configuration and site location for polypropylene project, and given the possibility signaled for the future supply of ethane gas and other feedstock sources in the region from the PDVSA Refinery Complex in Paraguaná, Pequiven and Braskem also agreed to postpone for one year the developments related to the polyethylene project through the joint venture Polimerica in order to evaluate more competitive alternatives for the project.

Braskem's management remains confident and committed to Braskem’s strategy. Given Brazil’s favorable economic situation and financial solidity, it remains one of the best-positioned countries in the current economic scenario. Braskem maintains its commitment to sustainable growth and development, and will continue to act proactively in pursuit of the best opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain.

6. EXHIBITS LIST

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. The company operates 26 industrial plants across Brazil and has annual production capacity of 3 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

     EXHIBIT I
Consolidated Income Statement
(R$ million)

Million of R$
	1Q10	4Q09	1Q09	Change (%)	Change (%)
Income Statement	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Gross Revenue	5,630	5,390	4,159	4	35
Net Revenue	4,466	4,253	3,260	5	37
Cost of Good Sold	(3,673)	(3,680)	(2,861)	(0)	28
Gross Profit	793	573	398	38	99
Selling Expenses	(116)	(142)	(126)	(18)	(8)
General and Administrative Expenses	(159)	(212)	(115)	(25)	38
Depreciation and Amortization	(28)	(46)	(22)	(38)	27
Other operating income (expenses)	(8)	29	114	-	-
Investment in Associated Companies	7	(3)	(8)	-	-
Operating profit before financial result	489	200	241	145	103
Net financial result	(645)	(655)	(208)	(2)	210
Operating profit (loss)	(156)	(456)	33	(66)	-
Result with Fixed Assets write off and Others	(4)	(117)	(1)	(96)	-
Operating profit before tax and social contribution	(161)	(573)	32	(72)	-
Income tax / social contribution	37	(320)	(23)	-	-
Net profit / Loss	(123)	(893)	10	(86)	-
Earnings (loss) per share (EPS)	(0.24)	(1.71)	0.02	(86)	-
EBITDA	729	614	457	19	59
EBITDA Margin	16.3%	14.4%	14.0%	1.89 p.p.	2.29 p.p.
Depreciacion and Amortization	247	411	209	(40)	18
Cost	218	366	186	(40)	17
Expense	28	46	22	(38)	27

     EXHIBIT II
Consolidated Balance Sheet
(R$ million)

	03/31/2010	12/31/2009	Change (%)
ASSETS	(A)	(B)	(A)/(B)
Current	7,550	7,047	7
Cash and Cash Equivalents	2,692	2,664	1
Marketable Securities	600	467	28
Accounts Receivable	1,722	1,297	33
Inventories	1,908	1,919	(1)
Recoverable Taxes	431	506	(15)
Prepaid Expenses	9	22	(60)
Others	188	173	9
Non Current	15,199	15,058	1
Long-Term Assets
Related Parties	109	101	9
Compulsory Deposits and Escrow accounts	145	155	(6)
Deferred income tax and social contribution	856	881	(3)
Recoverable Taxes	1,343	1,260	7
Marketable Securities	19	18	4
Others	263	163	62
Investments	35	29	20
Fixed Assets and Intangible	12,362	12,380	(0)
Deferred	67	72	(7)
Total Assets	22,749	22,105	3

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2010	12/31/2009	Change (%)
	(A)	(B)	(A)/(B)
Current	7,421	7,290	2
Suppliers	4,576	3,823	20
Financing	1,361	1,821	(25)
Hedge Operations	57	53	9
Salaries and payroll charges	298	270	10
Dividends and Interest on Equity	2	3	(33)
Taxes payable	900	1,155	(22)
Advances from Customers	55	30	85
Others	172	135	27
Non Current	10,714	10,073	6
Long-Term Liabilities
Financing	8,449	7,939	6
Hedge Operations	52	32	66
Deferred income tax and social contribution	743	849	(13)
Taxes Payable	1,234	993	24
Others	236	260	(9)
Shareholders' Equity	4,614	4,742	(3)
Capital	5,473	5,473	(0)
Capital Reserves	429	429	0
Treasury Shares	(12)	(12)	0
Adjustment of Asset Evaluation (Law 11638/07)	(79)	(66)	19
Retained Earnings (Losses)	(1,197)	(1,082)	11
Total Liabilities and Shareholders' Equity	22,749	22,105	3

EXHIBIT III
Cash Flow Statement
 (R$ million)

Cash Flow	1Q10	4Q09	1Q09

Profit (loss) before income tax and social contribution	(161)	(573)	32
Expenses (Revenues) not affecting Cash	763	540	271
Depreciation and amortization	247	411	209
Equity Result	(7)	3	7
Interest, Monetary and Exchange Restatement, Net	513	46	150
Others	10	80	(95)
Adjusted Profit (loss) before cash financial effects	602	(32)	303
Asset and Liabilities Variation, Current and Long Term	348	516	(139)
Asset Reductions (Additions)	(263)	86	313
Marketable Securities	(125)	(31)	(0)
Account Receivable	(67)	(97)	(364)
Recoverable Taxes	(4)	60	28
Inventories	21	86	715
Advances Expenses	13	14	(12)
Dividends Received	0	2	0
Other Account Receivables	(102)	52	(53)
Increase (Decrease) in Liabilities	611	430	(452)
Suppliers	754	121	(493)
Advances from Customers	25	(45)	41
Fiscal Incentives	4	2	(5)
Taxes and Contributions	(216)	299	10
Others	43	52	(5)
Operating Cash flow	951	484	164
Interest Paid	(148)	(124)	(188)
Income Tax and Social Contribution	(5)	(8)	(3)
Accounting cash generation	798	352	(27)
Investment Activities	(259)	(388)	(124)
Fixed Assets Sale	1	0	2
Fixed Assets	(260)	(429)	(119)
Intangible Assets	(0)	41	(2)
Financing Activities	(510)	(8)	190
Inflows	651	438	1,029
Amortization	(1,160)	(439)	(844)
Others	0	(7)	5
Cash and Cash Equivalents Increase (Reduction)	29	(45)	38
Cash and Cash Equivalents at the beginning of the period	2,664	2,708	2,620
Cash and Cash Equivalents at the end of the period	2,692	2,664	2,659

EXHIBIT IV
Consolidated Production Volume

PRODUCTION
tons	1Q09	2Q09	3Q09	4Q09	1Q10
Polymers Unit
PE´s - Polyethylene	357,694	459,500	471,434	451,843	417,100
PP - Polypropylene	178,877	227,733	257,904	235,455	224,544
PVC - Polyvinyl Chloride	99,103	120,260	127,963	131,751	122,614
Caustic Soda	116,374	110,430	108,367	100,738	114,955
EDC	40,103	30,687	11,276	9,128	26,889
Chlorine	14,130	14,252	10,292	14,508	14,610
Basic Petrochemicals
Ethylene	454,369	588,998	620,193	592,402	566,800
Propylene	216,137	297,865	315,866	303,611	293,062
Benzene	129,037	165,770	187,051	177,424	173,228
Butadiene	36,311	66,375	70,294	63,561	63,906
Toluene	25,335	25,191	26,870	34,526	27,268
Fuel (m3)	116,052	150,551	160,617	113,088	146,000
Paraxylene	37,349	41,699	41,579	27,756	45,647
Orthoxylene	12,053	14,896	15,022	11,303	17,569
Isoprene	2,743	4,757	5,630	5,033	4,993
Butene 1	15,201	20,227	19,118	17,823	19,141
MTBE	23,794	23,861	-	-	-
ETBE	23,855	49,335	83,142	79,480	77,031
Mixed Xylene	16,270	14,237	19,182	18,121	11,832
Caprolactam	1,247	-	-	1,125	-

EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume
tons	1Q09	2Q09	3Q09	4Q09	1Q10
Polymers Unit
PE´s - Polyethylene	231,520	267,724	275,205	282,492	278,000
PP - Polypropylene	135,002	174,618	201,607	187,267	182,454
PVC - Polyvinyl Chloride	76,997	119,514	139,826	121,092	123,158
PET	11,745	6,280	13	-	-
Caustic Soda	96,027	91,914	91,902	113,691	100,859
EDC	-	-	-	-	-
Chlorine	12,636	12,145	10,547	14,654	14,628

Basic Petrochemicals Unit
Ethylene	56,081	72,677	78,437	79,774	77,862
Propylene	78,650	92,068	101,566	93,404	94,066
Benzene	74,780	105,316	81,963	101,631	104,887
Butadiene	13,583	45,543	51,003	37,863	54,519
Toluene	16,092	16,512	21,614	23,861	20,835
Fuel (m3)	105,435	145,619	128,937	85,084	139,061
Paraxylene	-	-	-	-	-
Orthoxylene	13,913	15,899	14,215	11,956	16,493
Isoprene	1,611	2,200	2,160	2,700	2,501
Butene 1	2,208	1,456	909	964	1,445
MTBE	-	80	-	-	-
ETBE	-	-	-	-	8
Mixed Xylene	10,422	8,730	9,427	12,285	13,214
Caprolactam	2,788	3,139	3,090	3,041	2

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume
tons	1Q09	2Q09	3Q09	4Q09	1Q10
Polymers Unit
PE´s - Polyethylene	167,666	207,424	170,270	175,022	166,152
PP - Polypropylene	67,924	49,912	56,509	54,018	42,429
PVC - Polyvinyl Chloride	25,813	14,000	300	149	-
PET	275	14,549	-	-	-
Caustic Soda	-	7,480	-	-	1,003
EDC	38,601	39,697	13,000	-	26,026
Chlorine	-	-	-	-	-

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-
Propylene	16,895	47,898	33,577	53,118	37,257
Benzene	57,585	51,440	97,434	66,365	75,566
Butadiene	20,292	22,946	21,618	22,939	13,617
Toluene	13,364	9,064	7,568	9,659	3,324
Fuel (m3)	6,989	20,054	25,479	12,114	6,934
Paraxylene	36,101	46,948	36,439	25,732	47,988
Orthoxylene	-	-	-	-	-
Isoprene	840	2,518	3,355	1,683	2,359
Butene 1	5,920	7,858	9,520	9,524	6,732
MTBE	18,691	31,949	764	-	-
ETBE	23,223	46,139	70,793	95,464	62,749
Mixed Xylene	4,883	4,226	14,713	2,469	318
Caprolactam	72	1,056	-	-	-

EXHIBIT VII
Consolidated Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10

Polymers Unit
PE / PP / PVC	1,259	1,475	1,728	1,663	1,718
Others	207	120	57	78	72

Basic Petrochemical Unit
Ethylene / Propylene	205	264	328	346	355
BTX	109	166	194	201	251
Others	373	387	505	476	467

Resale*	206	61	49	286	52
Quantiq and Varient	100	90	105	95	115
Total	2,459	2,563	2,967	3,144	3,030
*Naphtha, condensate and crude oil

Export Market

EXPORT MARKET - Net Revenue
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10

Polymers Unit
PE / PP / PVC	512	532	499	486	514
Others	9	54	10	-	21

Basic Petrochemical Unit
Ethylene / Propylene	16	55	58	88	88
BTX	112	163	228	146	228
Others	84	289	239	294	377

Resale*	67	32	46	95	207
Quantiq and Varient	-	-	-	-	-
Total	801	1,125	1,080	1,109	1,435
*Naphtha, condensate and crude oil

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.